April 2, 2021

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549-7010

Attention:    Mr. Nicholas P. Panos

Re:    Columbia Property Trust, Inc.
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on March 15, 2021 by Columbia Property Trust, Inc.
File No. 001-36113

Dear Mr. Panos:

On behalf of our client, Columbia Property Trust, Inc. (“Columbia Property Trust” or the “Company”), we are supplementing our response dated April 1, 2021 to your letter dated March 18, 2021 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed March 15, 2021 (File No. 001-36113) (the “Proxy Statement”).

Pursuant to our conversation with the Staff, the Company has confirmed it will mail the annual report to shareholders. Accordingly, please see the below revision to the Company’s response to Comment #3 in the Comment Letter. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

Mr. Nicholas P. Panos
April 2, 2021

Schedule 14A

1.Notwithstanding the disclosure that appears on page 75 regarding the availability of the registrant’s Annual Report, please advise us, with a view toward revised disclosure, how Columbia Property Trust intends to comply with Rule 14a-3(b)(1).

Response: In response to the Staff’s comment, the Company intends to mail hard copies of the proxy statement and the Company’s annual report to the Company’s shareholders. In addition, the Company will provide, without charge, copies of the annual report upon request to the Company’s Corporate Secretary.

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If you have any questions or wish to discuss this matter, please do not hesitate to contact the undersigned at (212) 403-1366 or SVNiles@wlrk.com.

Very truly yours,

/s/ Sabastian V. Niles

Sabastian V. Niles

cc:	Robin Panovka, Wachtell, Lipton, Rosen & Katz Wendy Gill, Columbia Property Trust, Inc.